NO ACT

IE
11-16-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

[redacted]

DIVISION OF
CORPORATION FINANCE

09012742

November 16, 2009

Ronald Cami, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019-7475

Received SEC
NOV 16 2009
Washington, DC 20549

Act 1934
Section
Rule 13e-4(f)(1)(ii) + 14e-1(b)
Public
Availability November 16, 2009

Re: Bristol-Myers Squibb Company — Exchange Offer

Dear Mr. Cami:

We are responding to your letter dated November 16, 2009 addressed to Michele Anderson and Peggy Kim, as supplemented by telephone conversations with the staff, with regard to your request for no-action relief. To avoid having to recite or summarize the facts set forth in your letter, our response is attached to the enclosed copy of your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter.

On the basis of your representations and facts presented in your letter, the staff of the Division of Corporation Finance will not recommend that the Commission take enforcement action under Rules 13e-4(d)(1), 13e-4(e)(3), 13e-4(f)(1)(ii) or 14e-1(b) under the Exchange Act if Bristol Myers conducts the Exchange Offer in the manner described in your letter. In issuing this no-action position, we considered the following facts, among others:

- Bristol Myer's disclosure of a specified dollar value of Mead Johnson Class A common stock that tendering Bristol Myers security holders will receive in exchange for a dollar value of tendered Bristol Myers common stock (subject to a limit on the exchange ratio);

- The Pricing Mechanism for determining the number of shares of Mead Johnson Class A common stock to be received in exchange for shares of Bristol Myers common stock will be disclosed in the tender offer materials disseminated to security holders;

- The Pricing Mechanism will remain constant throughout the duration of the Exchange Offer, and if there is a change in the Pricing Mechanism, the Exchange Offer will remain open for at least ten business days thereafter;

- Bristol Myers will provide a toll-free number that Bristol Myers security holders can use to obtain daily indicative exchange ratios and, after announcement of the final exchange ratio, the final exchange ratio (including whether the limit to the exchange ratio is in effect);

- Bristol Myers will publish the final exchange ratio (including an announcement whether the limit on the exchange ratio is in effect) in a press release no later than 9:00 a.m., New York City time, on the trading day preceding the Expiration Date and Bristol Myers will file the information as a Rule 425 filing pursuant to Rule 165 of the Securities Act of 1933 and will file an amendment to its Schedule TO on the same date setting forth the same information;

- Bristol Myers will make available a notice of withdrawal in its printed materials and will disclose the procedures for withdrawal, including the times and methods by which tenders and withdrawals must be made; and

- Bristol Myers common stock and Mead Johnson Class A common stock are listed on the NYSE.

The foregoing no-action positions are based solely on your representations and the facts presented in your letter dated November 16, 2009, as supplemented by telephone conversations with the Commission staff. This relief is strictly limited to the application of the rules listed above to the Exchange Offer. You should discontinue the Exchange Offer pending further consultations with the staff if any of the facts or representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 9(a), 10(b) and 14(e) of the Exchange Act and Rule 10b-5 and Rule 14e-3 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws rests with the participants in the Exchange Offer. The Division of Corporation Finance expresses no view with respect to any other questions that the Exchange Offer may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of any other federal or state laws to, the Exchange Offer. This response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Michele M. Anderson

For the Division of Corporation Finance,
Michele M. Anderson
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

CRAVATH, SWAINE & MOORE LLP

WORLDWIDE PLAZA
825 EIGHTH AVENUE
NEW YORK, NY 10019-7475

TELEPHONE: (212) 474-1000
FACSIMILE: (212) 474-3700

CITYPOINT
ONE ROPEMAKER STREET
LONDON EC2Y 9HR
TELEPHONE: 44-20-7453-1000
FACSIMILE: 44-20-7860-1150

WRITER'S DIRECT DIAL NUMBER

(212) 474-1048

November 16, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, DC 20549-3628

Attn: Michele Anderson, Chief
Peggy Kim, Special Counsel

Dear Ms. Anderson:

We are writing on behalf of our client, Bristol-Myers Squibb Company ("BMS"), a Delaware corporation, in connection with an exchange offer commenced on November 16, 2009 following our discussion with the Staff about the matters described below. In the exchange offer ("Exchange Offer"), BMS is offering holders of its common stock the opportunity to exchange all or a portion of their common stock in BMS for shares of common stock in Mead Johnson Nutrition Company ("MJN") as described below. The Exchange Offer adopts the same pricing mechanism as the one used by The Procter & Gamble Company in its exchange offer with respect to the shares of the Folgers Coffee Company and similar to several other relatively recent transactions (collectively, the "Similar Exchange Offers").[1]

Rules 13e-4(d)(1), 13e-4(e)(3), 13e-4(f)(1)(ii) and 14e-1(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), require the

[1] *See The Procter & Gamble Company* (avail. Oct. 8, 2008). *See also Kraft Foods Inc.* (avail. July 1, 2008); *Halliburton Company* (avail. March 23, 2007); *Weyerhaeuser Company* (avail. Feb. 23, 2007); and *McDonald's Corp.* (avail. Sept. 27, 2006).

specification of consideration offered and the extension of the offer for ten business days on a change in consideration. Because the Exchange Offer contemplates allowing investors two full trading days to consider the final exchange ratio instead of ten business days, we respectfully request that the Staff confirm that it will not recommend that the Securities and Exchange Commission (the "Commission") take enforcement action pursuant to Rules 13e-4(d)(1), 13e-4(e)(3), 13e-4(f)(1)(ii) and 14e-1(b) under the Exchange Act with respect to BMS' use of the pricing mechanism described below (the "Pricing Mechanism"). The issues presented are substantially identical to those to which the Staff did not object in connection with *Procter & Gamble*. The issues are also substantially identical to those to which the Staff did not object in *Kraft*, *Halliburton*, *Weyerhaeuser* and *McDonald's*, but with the simplified timetable and procedures like that used in *Procter & Gamble* and by Lazard Freres & Co. and TXU Corp.[2]

I. BACKGROUND

A. Parties to the Transaction

1. Bristol-Myers Squibb Company

BMS is a publicly held company incorporated in Delaware. BMS is engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of pharmaceutical products and nutritional products. BMS had net sales of approximately $20.6 billion for the year ended December 31, 2008, and $10.4 billion for the six months ended June 30, 2009.

BMS is a well-known seasoned issuer, subject to the information reporting requirements of the Exchange Act. Accordingly, it files with the Commission periodic reports, proxy statements and other information relating to BMS' business, financial results and other matters.

As of June 30, 2009, there were 1,980,924,717 shares of BMS common stock, par value $0.10 per share (the "BMS Common Stock"), outstanding. The BMS Common Stock is listed on the New York Stock Exchange (the "NYSE").

2. Mead Johnson Nutrition Company

MJN is a publicly held company incorporated in Delaware. MJN is a global leader in pediatric nutrition. MJN's comprehensive product portfolio addresses a broad range of nutritional needs for infants, children and expectant and nursing mothers. MJN reported net sales of approximately $2.9 billion for the year ended December 31, 2008 and $1.4 billion for the six months ended June 30, 2009.

MJN completed its initial public offering on February 17, 2009. Accordingly, MJN is subject to the information reporting requirements of the Exchange

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[2] *See Lazard Freres & Co.* (avail. Aug. 11, 1995) and *TXU Corporation* (avail. Sept. 13, 2004).

Act, and it files with the Commission periodic reports, proxy statements and other information relating to MJN's business, financial results and other matters.

As of August 7, 2009, there were 76,844,571 shares of MJN Class A common stock, par value $0.01 per share (the "MJN Class A Common Stock"), outstanding, and 127,655,429 shares of MJN Class B common stock, par value $0.01 per share (the "MJN Class B Common Stock" and, together with MJN Class A Common Stock, the "MJN Common Stock"), outstanding. The rights of the holders of the shares of MJN Class A Common Stock and MJN Class B Common Stock are identical, except with respect to voting and conversion. Each share of MJN Class A Common Stock is entitled to one vote per share. Each share of MJN Class B Common Stock is entitled to ten votes per share and is convertible at any time at the election of the holder into one share of Class A common stock. The MJN Class A Common Stock is listed on the NYSE.

BMS currently holds 42,344,571 shares of MJN Class A Common Stock and 127,655,429 shares of MJN Class B Common Stock. This equates to 83.1% of the outstanding MJN Common Stock and 97.5% of the voting rights of MJN.

B. Purpose of the Exchange Offer

BMS is conducting the Exchange Offer in order to separate MJN from BMS and so that BMS can focus on the development of its biopharmaceutical business. In addition, MJN is ready to operate effectively as a stand-alone entity and pursue its own strategic objectives. BMS also believes the Exchange Offer is in the best interest of its stockholders because it places MJN Common Stock with current BMS stockholders who wish to own an interest in MJN, rather than all BMS stockholders which would be the case if MJN Common Stock was distributed in a spin-off. Finally, the Exchange Offer is expected to be tax-free to BMS stockholders and BMS. Other types of transactions separating MJN from BMS may not be.

C. The Steps of the Exchange Offer

The terms of the Exchange Offer are more fully described in the Prospectus (the "Prospectus") included in MJN's Registration Statement on Form S-4 (File No. 333-163126) filed by MJN on November 16, 2009. The Exchange Offer is also described in the Schedule TO (the "Schedule TO") filed by BMS on November 16, 2009. Set forth below is a description of the key components of the Exchange Offer.

1. Conversion of MJN Class B Common Stock

Immediately prior to the completion of the Exchange Offer, BMS will convert its MJN Class B Common Stock to MJN Class A Common Stock. As a result of this conversion and related steps, MJN Class A Common Stock will be the only class of MJN Common Stock and will thereafter be referred to only as the common stock of MJN.

2. The Distribution

Following the conversion described above, BMS will distribute shares of MJN Class A Common Stock to BMS shareholders pursuant to the Exchange Offer. In the Exchange Offer, BMS is offering holders of BMS Common Stock the opportunity to exchange all or a portion of their BMS Common Stock for shares of MJN Class A Common Stock. In the event, the Exchange Offer is not fully subscribed, BMS will distribute by means of a dividend any remaining shares of MJN Class A Common Stock (after giving effect to the Exchange Offer) on a pro rata basis.

II. THE EXCHANGE OFFER

BMS is adopting the Pricing Mechanism (described below) for the Exchange Offer. The terms of the Exchange Offer are more fully described in the Prospectus. Participation in the Exchange Offer is voluntary, and BMS, MJN and the dealer manager have not and will not make any recommendation about whether holders of BMS Common Stock should participate. Directors and officers of BMS may participate in the Exchange Offer, but the terms of the offer do not provide them with any advantage relative to other BMS shareholders.

As in the Similar Exchange Offers, the Exchange Offer does not set forth a fixed exchange ratio at the outset of the Exchange Offer. Rather, the Exchange Offer price is expressed as a ratio of $1.11 of MJN Class A Common Stock for each $1.00 of BMS Common Stock tendered pursuant to the Exchange Offer (subject to the limit on the exchange ratio described below). This value relationship reflects a 10% discount to the estimated value of MJN Class A Common Stock in order to encourage participation in the Exchange Offer.

Consistent with *Procter & Gamble*, *Kraft*, *Halliburton* and *Weyerhaeuser*, the calculated per-share values of BMS Common Stock and MJN Class A Common Stock will be determined by reference to the simple arithmetic average of the daily volume-weighted average price (or daily "VWAP") of each stock over a three-day period (the "Averaging Period"). Whereas in *Kraft*, *Halliburton*, *Weyerhaeuser* and *McDonald's* the per-share values of underlying stocks were determined by reference to the daily VWAP of each stock during an averaging period ending on and including the expiration date of the exchange offer, the Averaging Period, consistent with *Procter & Gamble*, *TXU* and *Lazard*, will end on and include the second trading day preceding the expiration date, allowing investors two full trading days to consider the final exchange ratio and decide to tender or withdraw. Consistent with *Procter & Gamble* and the other Similar Exchange Offers, the trading data to be used to set the value of BMS Common Stock and MJN Class A Common Stock will be the trading data for each stock on the NYSE. The daily VWAP for BMS Common Stock or MJN Class A Common Stock will be the volume-weighted average price per share of the applicable stock on the NYSE during the period beginning at 9:30 a.m., New York City time (or the then-official open of trading) and ending at 4:00 p.m., New York City time (or the then-official close of trading), on such day. The daily VWAP for BMS Common Stock and MJN Class A Common Stock will be determined by BMS for each day during the Averaging Period, and BMS will calculate the simple arithmetic average of such VWAPs. BMS believes that a three-day VWAP-based pricing period offers shareholders a reasonable balance between the objectives of providing the most current pricing practicable, while reducing price distortions that could occur if prices were established at a single point in time.

Consistent with the Similar Exchange Offers, BMS shareholders participating in the Exchange Offer will receive a maximum of 0.6027 shares of MJN Class A Common Stock for each share of BMS Common Stock accepted for exchange, which limit has been established using the closing price for BMS Common Stock on the last trading day prior to the commencement of the Exchange Offer, and a discount to the closing price for MJN Class A Common Stock on such date. This limit is intended to protect non-tendering holders of BMS Common Stock against an unusual or unexpected drop in the trading price of MJN Class A Common Stock, relative to the trading price of BMS Common Stock, and the prospective loss of value to them (as continuing BMS investors) if the MJN Class A Common Stock were exchanged at an unduly high exchange ratio. No later than 9:00 a.m., New York City time, on the trading day immediately following the Averaging Period, which will be the trading day immediately preceding the expiration date, BMS will issue a press release and make a Rule 425 filing with the Commission to announce the final exchange ratio and whether the limit is in effect leaving BMS shareholders two trading days to tender or withdraw. Consistent with the Similar Exchange Offers, the Exchange Offer will not include any minimum exchange ratio because, were such a limit to be triggered, it would provide tendering shareholders with a windfall return for BMS Common Stock tendered and accepted.

Consistent with the Similar Exchange Offers, if, upon the expiration of the Exchange Offer, BMS shareholders have validly tendered more BMS Common Stock than BMS is able to accept for exchange, BMS will accept for exchange the BMS Common Stock validly tendered and not withdrawn by each tendering shareholder on a *pro rata* basis (other than with respect to odd-lot tenders). BMS will first calculate a "Proration Factor", which will equal (i) the total number of shares of BMS Common Stock that BMS is able to accept (taking into account the final exchange ratio and the total number of shares of MJN Common Stock owned by BMS) *divided* by (ii) the total number of shares of BMS Common Stock validly tendered and not withdrawn (in all cases after adjustment for odd-lot tenders that are not subject to proration, as described below). The Proration Factor will then be applied to each BMS shareholder with respect to the total number of shares of BMS Common Stock validly tendered by such BMS shareholder pursuant to the Exchange Offer and not withdrawn (except for holders of less than one hundred (100) shares of BMS Common Stock who validly tender all of their shares and elect not to be subject to proration).

The Pricing Mechanism is disclosed in the Prospectus and will be constant throughout the Exchange Offer. Any change in the Pricing Mechanism (including in the limit described above) will be made no later than ten (10) business days before offer expiration and would be published in a press release and in a Rule 425 filing with the Commission with the press release also being included in an amendment to BMS' Schedule TO to be filed in connection with the Exchange Offer.

The Exchange Offer commenced by BMS relies on traditional, timely methods of disclosing the pricing information consistent with the "day 18" pricing mechanisms used in *Procter & Gamble*, *Lazard* and *TXU*. Consistent with *Procter & Gamble*, *Lazard* and *TXU*, BMS will make pricing information available as follows:

- Indicative exchange ratios will be available on each day of the Exchange Offer period prior to the announcement of the final exchange ratio by contacting the information agent for the Exchange Offer at a toll-free telephone number disclosed in the Prospectus. Prior to the Averaging Period, the indicative exchange ratios for each day will be calculated based on the simple arithmetic average of the closing prices of shares of BMS Common Stock and MJN Class A Common Stock on the NYSE on the three consecutive trading days immediately preceding such day. For example, on the tenth trading day of this Exchange Offer an indicative exchange ratio will be available based on the simple arithmetic average of the closing prices of shares of BMS Common Stock and MJN Class A Common Stock on the NYSE on the seventh, eighth and ninth trading days of this Exchange Offer. During the Averaging Period, the indicative exchange ratios will be based on (i) on the first day of the Averaging Period, the simple arithmetic average of the closing prices of shares of BMS Common Stock and MJN Class A Common Stock on the NYSE on the three consecutive trading days immediately preceding the first day of the Averaging Period, (ii) on the second day of the Averaging Period, the daily VWAPs of shares of BMS Common Stock and MJN Class A Common Stock on the first day of the Averaging Period and (iii) on the third day of the Averaging Period, the simple arithmetic average of the daily VWAPs of shares of BMS Common Stock and MJN Class A Common Stock on the first and second days of the Averaging Period.

- The final exchange ratio (including an announcement about whether the limit on the exchange ratio described above is in effect) will be published by BMS in a press release issued no later than 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer, and that information and the press release will also be included in an amendment to BMS' Schedule TO filed on the same day. Following such announcement, the final exchange ratio will also be available by contacting the information agent at a toll-free telephone number disclosed in the Prospectus.

Consistent with the "day 18" pricing mechanisms used in *Procter & Gamble*, *Lazard* and *TXU*, BMS does not intend to provide special internet-based information concerning daily VWAPs during the exchange offer period, because that type of disclosure was required in *Kraft*, *Halliburton*, *Weyerhaeuser* and *McDonald's* only because of the "day 20" pricing timetable used in those exchange offers.

Consistent with the Similar Exchange Offers, withdrawal rights will be available throughout the Exchange Offer. Because the offer will terminate at 12:00

midnight, New York City time, on the expiration date and BMS will announce the final exchange ratio by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date, holders of BMS Common Stock will have two full trading days to consider the final exchange ratio and decide to tender or withdraw. In this regard, we note the following:

- Holders of BMS Common Stock will be able to send via fax (through their brokers or similar institutions if they do not hold their shares directly) notices of withdrawal to the exchange agent.
- BMS will make available to holders of BMS Common Stock in printed materials a notice of withdrawal, and the procedures for withdrawal are explained in the Prospectus, including the times and methods by which tenders and withdrawals must be made.

III. DISCUSSION

We respectfully request on behalf of BMS that the Staff confirms that it will not recommend that the Commission take enforcement action pursuant to Rules 13e-4(d)(1), 13e-4(e)(3), 13e-4(f)(1)(ii) and 14e-1(b) under the Exchange Act (requiring the specification of consideration offered and the extension of the offer on a change in consideration) with respect to BMS' use of the Pricing Mechanism as described above. We believe that the Pricing Mechanism is consistent with the protection of investors because it results in a fixed, constant dollar value exchange (subject to the limit on the exchange ratio described above) and provides greater certainty about the ultimate return to investors and absolute certainty about the maximum number of shares of MJN Class A Common Stock receivable per share of BMS Common Stock tendered. This approach is identical to the pricing mechanism in *Procter & Gamble*, which builds on the pricing mechanisms in the other Similar Exchange Offers and the other traditionally available pricing structures, including formula-based and "Dutch auction" structures previously approved by the Staff, and provides investors with advantages not available in those offers. In addition, the Pricing Mechanism adopts the simplified timetable and procedures used in *Procter & Gamble*, *Lazard* and *TXU*, thereby ensuring that the investors have ample time to decide whether to tender or withdraw.

A. Fixed Exchange Ratios

The Pricing Mechanism allows investors to better predict the value they will receive in the Exchange Offer than they would in an offer using the traditional pricing method of a fixed exchange ratio. In fixed ratio offers, the return to investors depends on the value at the time of expiration of the offer of both what is offered and what is tendered. These values fluctuate independently and without constraint during the offer period, and an investor only realizes the actual discount or premium initially embedded in the exchange ratio if the prices of the underlying stocks on offer expiration are equal to their prices at the offer's inception. Sophisticated investors may seek at the start of the offer to lock in the initial discount through a variety of trading strategies that, when implemented, could make them economically indifferent to subsequent changes in trading prices for the stocks involved. Less sophisticated investors, such as small retail investors, generally will not lock in the discount at the offer's inception. Instead, their participation decision may be more heavily influenced by the relative prices of each stock at the offer's end, which may not reflect the discount originally provided.

B. Formula-Based Exchange Ratios and Pricing Structures

For various reasons, including to mitigate the disadvantages of fixed ratio offers and to permit a more current market valuation of the securities involved in an exchange, market participants have sought, and the Staff has granted, relief under the tender offer rules when the exchange ratio is based on a formula using trading data over a specified period (typically ten (10) trading days).[3] In *Lazard*, the first of these no-action letters, the Staff nonetheless required that the exchange ratio be set no later than the second full business day preceding the offer expiration. The Staff has extended the relief granted in *Lazard* to other circumstances involving formula-based pricing, but in many instances has continued to require that the final consideration be set no later than two trading days prior to the expiration of the offer. For example, the Staff permitted AB Volvo to set the redemption price for Volvo common stock using a formula based on volume-weighted average trading prices of that stock on the Stockholm Stock Exchange on three specified days during a three-week period ending two U.S. trading days before the expiry of the U.S. offer.[4] Similarly, the Staff permitted TXU Corporation to offer to purchase certain equity-linked securities for a price fixed at least two days prior to offer expiration and indexed to the daily volume-weighted average trading price of TXU's stock for the 10-day period then ended.[5]

1. "Day 18" versus "Day 20" Pricing

Consistent with *Procter & Gamble*, *Lazard* and *TXU*, the Pricing Mechanism uses an Averaging Period ending on and including the second trading day preceding the expiration date, providing for a two trading day window between pricing and offer expiration. This "day 18" pricing reflects an effort to balance potentially conflicting considerations: on one hand, the need for adequate dissemination of information about the absolute consideration being offered to investors and, on the other

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[3] *Lazard Freres & Co.* (avail. Aug. 11, 1995). *See also BBVA Privanza International (Gibraltar) Limited* (avail. Dec. 23, 2005); *TXU Corporation* (avail. Sept. 13, 2004); *Epicor Software Corp.* (avail. May 13, 2004); and *AB Volvo* (avail. May 16, 1997).

[4] *AB Volvo* (avail. May 16, 1997).

[5] *TXU Corporation* (avail. Sept. 13, 2004). *See also, e.g., Epicor Software Corp.* (avail. May 13, 2004) (permitting Epicor to determine the magnitude of an offer price adjustment by reference to the average closing price per share of Epicor common stock during the 10 trading-day period ending two trading days before expiration of the offer); *BBVA Privanza International (Gibraltar) Limited* (avail. Dec. 23, 2005) (permitting BBVA Gibraltar to price a tender offer for preference shares based on a stated fixed spread over yield on a specified benchmark U.S. Treasury security on the second business day immediately preceding the expiration of the tender offer period).

hand, the desire to minimize the artificially imposed exposure to market risk resulting from the imposition of an arbitrary time delay between pricing and offer expiration. The result is that the final exchange ratio in the Exchange Offer can and will be announced by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date, allowing investors two full trading days to consider the final exchange ratio in the Exchange Offer and decide to tender or withdraw at any time during that two trading day period. BMS intends to rely on traditional, timely methods of disclosure of the final pricing and exchange ratio described herein consistent with the "day 18" pricing mechanisms used in *Procter & Gamble*, *Lazard* and *TXU*, and does not intend to provide special internet-based information concerning daily VWAPs during the exchange offer period, because that type of disclosure was required in the other Similar Exchange Offers only because of the "day 20" pricing timetable used in those exchange offers.

2. Length of Averaging Period

Consistent with *Procter & Gamble*, *Kraft*, *Halliburton* and *Weyerhaeuser*, the Pricing Mechanism uses a three-day Averaging Period. We believe that the 10-day averaging period used in *Lazard* and *TXU* is not as favorable to retail investors as the three-day averaging period incorporated in the Pricing Mechanism. The underlying policy favoring a longer pricing period is in principle that it protects investors against potential manipulation and other unusual price movements that could distort the value of consideration offered to investors. A lengthy averaging period, however, increases the likelihood that market-wide fluctuations may influence the calculation and that the prices of the underlying securities at the end of the averaging period differ significantly from the value ascribed to them by the Pricing Mechanism—a result that could particularly adversely affect less sophisticated investors who decide whether to participate in an exchange offer based on the final values of the stocks involved. The Pricing Mechanism uses more current pricing through a shorter averaging period, while still providing protection against the manipulation that could arise using "point in time" pricing, and thus should benefit investors as a whole.

The Pricing Mechanism enables investors to consider whether to accept or reject an exchange or tender offer based on a fixed dollar value of MJN Class A Common Stock receivable per dollar of BMS Common Stock tendered (subject to the limit on the exchange ratio described above). The Pricing Mechanism also offers significant advantages to investors in that it:

- minimizes the potential for pricing disparities between the announced ratio and the final ratio as occurs in offers using fixed and formula-based exchange ratios;
- is simple to understand, because it focuses on the relative value relationship between two stocks (the central consideration for investors);
- relies on more current information about the value of the stocks in question, because it uses a shorter averaging period, while at the same time incorporating protections against manipulation; and

- announces the final exchange ratio by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date, allowing investors two full trading days to evaluate the Exchange Offer and decide whether to tender or withdraw their shares.

Practical experience also suggests that smaller investors have participated effectively in offers using market-based pricing and that they would readily understand the simpler and more intuitive pricing mechanism used in the Exchange Offer. While they arose in an employee compensation context, the issuer tender offers conducted by Comcast and Microsoft, among others,[6] demonstrate that tens of thousands of individual investors—some with no remaining connection to the issuer—were able to evaluate market-based offers where the exchange ratio was not fixed at the start of the offer. It is noteworthy that neither employees nor former employees can be distinguished from other security holders in either their need for adequate and timely pricing information or their ability to analyze and act on market-based pricing. We also note that the Similar Exchange Offers were well oversubscribed.

The Pricing Mechanism is also consistent with the relief granted in *Lazard* and its progeny in all other material respects: (i) the value relationship expressed as a ratio of a specified dollar value of MJN Class A Common Stock for each $1.00 worth of BMS Common Stock is fixed and remains constant during the Exchange Offer (subject to the limit on the exchange ratio described above), such that holders will be able to determine the value they will receive in consideration for tendering their shares; (ii) the final exchange ratio is based on readily observable average trading prices for securities listed on national securities exchanges over a specified period; (iii) BMS will issue a press release announcing the final exchange ratio by 9:00 a.m. on the trading day immediately preceding the expiration date and will file an amendment to its Schedule TO on the same day setting forth the final exchange ratio and including the press release as an exhibit, thus allowing investors two full trading days to consider the final exchange ratio and decide to tender or withdraw; and (iv) holders of BMS Common Stock can also contact BMS' information agent at a toll-free number disclosed in the Prospectus to obtain indicative exchange ratios prior to the announcement of the final exchange ratio and the final exchange ratio once it has been publicly announced.

C. <u>Other Precedent</u>

The Staff also has an established interpretation of its tender offer pricing rules to permit modified Dutch auction tender offers, although these offers do not provide security holders with the final offer price until offer expiration, subject to certain conditions. We believe that the Pricing Mechanism is consistent with the Staff's position

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[6] *See, e g., Comcast Corp.* (avail. Oct. 7, 2004) (permitting transfers of options, more than 85% of which were "out-of-the-money," to a broker as part of an employee compensation mechanism, where the exact compensation to be paid to employees in respect of those options was determined after expiration of the transfer period); *Microsoft Corp.* (avail. Oct. 15, 2003) (similar option transfer program where all of the eligible options were "out-of-the-money").

on Dutch auction tender offers and, indeed, provides certain advantages to investors. Like modified Dutch auction offers, (i) the Exchange Offer will provide for *pro rata* acceptance throughout the offer with all securities participating equally in prorationing; (ii) withdrawal rights will exist throughout the offer period; (iii) there will be prompt announcement of the final exchange ratio; and (iv) the offeror will exchange all accepted securities at the highest consideration paid to any security holder under the offer.[7] Unlike the Pricing Mechanism, however, Dutch auction pricing provides significantly less visibility to investors about the value they will receive, since it merely establishes a range of prices at the outset without providing any visibility during the offer as to likely outcomes. Indeed, we believe that this disadvantage of Dutch auction pricing in part led to the need for the relief granted in the case of "day 18" pricing constructs.[8]

Consistent with the Similar Exchange Offers, BMS has not incorporated a minimum exchange ratio because it believes it could result in a windfall to tendering shareholders. Indeed, incorporating a minimum exchange ratio in the Pricing Mechanism does not correlate to the low end of the range specified in a Dutch auction, where the final exchange ratio is determined independently of the values of the stocks in question based on investor indications of interest in a process that is not transparent to the market generally.

D. Similarities and Differences from Precedent

1. Final Exchange Ratio Timing and Disclosure

The Pricing Mechanism is consistent with *Procter & Gamble*, *TXU* and *Lazard* but differs from the pricing mechanisms used in *Kraft*, *Halliburton*, *Weyerhaeuser* and *McDonald's* with respect to the following points:

- Whereas in *Kraft, Halliburton, Weyerhaeuser* and *McDonald's* the per-share values of underlying stocks were determined by reference to the daily VWAP of each stock during an averaging period ending on and including the expiration date of the exchange offer, the Averaging Period will end on and include the second trading day preceding the expiration date allowing investors two full trading days to consider the final exchange ratio in the Exchange Offer and decide to tender or withdraw at any time during that two-day period.

- The Exchange Offer commenced by BMS relies on traditional, timely methods of disclosure of the final pricing and exchange ratio described herein consistent with the "day 18" pricing mechanisms used in *Procter & Gamble*, *Lazard* and *TXU* and does not provide special internet-based information concerning daily trading prices during the Averaging Period because that was

[7] SEC Rel. No. 33-6653 (1979).

[8] *See Lazard Freres & Co.* (avail. Aug. 11, 1995)

required in *Kraft, Halliburton, Weyerhaeuser* and *McDonald's* only because of the "day 20" pricing timetable used in those offers.

2. Proxy Pricing

Consistent with *Halliburton* and *McDonald's*, no proxy is used to determine the value of MJN Class A Common Stock whereas in *Procter & Gamble, Kraft* and *Weyerhaeuser* the value of the distributed shares was determined by reference to the trading data for an acquiring company. Because the MJN Class A Common Stock is already listed and traded on the NYSE, no proxy is required to determine the value of the MJN Class A Common Stock.

3. Averaging Period

The Pricing Mechanism is consistent with *Procter & Gamble, Kraft, Halliburton* and *Weyerhaeuser* but differs from *McDonald's, TXU* and *Lazard* in that the exchange ratio of the Exchange Offer is based on a three-day averaging period, while in *McDonald's* the exchange ratio was based on a two-day averaging period and in *TXU* and *Lazard* the exchange ratio was based on a ten-day averaging period.

IV. REQUESTED EXEMPTIVE RELIEF

Based on the foregoing, we respectfully request on behalf of BMS that the Staff confirms that it will not recommend that the Commission take enforcement action pursuant to Rules 13e-4(d)(1), 13e-4(e)(3), 13e-4(f)(1)(ii) and 14e-1(b) under the Exchange Act (requiring the specification of consideration offered and the extension of the offer on a change in consideration) with respect to BMS' use of the Pricing Mechanism as described in this letter. We note that the relief sought is consistent with the position previously taken by the Staff in *Procter & Gamble*. It is also consistent with the position previously taken by the Staff in *Kraft, Halliburton, Weyerhaeuser* and *McDonald's*, and to the extent that the Exchange Offer differs from *Kraft, Halliburton, Weyerhaeuser* and *McDonald's*, such differences are consistent with the position previously taken by the Staff in *Procter & Gamble, TXU* and *Lazard* and do not affect the adequate dissemination of pricing related information or BMS' shareholders' ability to make informed investment decisions with respect to whether or not to participate in the Exchange Offer.

We respectfully request that the Commission issue the requested exemptive relief as soon as practicable.

If you have any questions or comments with respect to this matter, please call me at (212) 474-1048 or Craig Smith at (212) 474-1654.

Sincerely,

Ronald Cami

FEDEX